UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of October 2026

Commission File Number: 001-39822

Pharming Group N.V.
(Exact Name of Registrant as Specified in Its Charter)

Darwinweg 24
2333 CR Leiden
The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Furnished as Exhibit 99.1 to this Report on Form 6-K is a press release of Pharming Group N.V., dated October 27, 2026.

1

EXHIBIT INDEX

Exhibit No.	Description

99.1	Pharming Group reports third quarter 2026 financial results; strong revenue growth, Joenja APDS expansion and CVID topline data in November

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pharming Group N.V.

By:	/s/ Kenneth Lynard

	Name:	Kenneth Lynard
	Title:	Interim Co-CEO & CFO

Date: October 27, 2026

2

For investor audiences and media only
Pharming Group reports third quarter 2026 financial results; strong revenue growth, Joenja APDS expansion and CVID topline data in November

•Third quarter 2026 total revenues increased by 21% to US$117.6 million, compared to third quarter 2025, exceeding market expectations
•RUCONEST® revenue increased by 14% to US$93.8 million, compared to third quarter 2025, reflecting demand stabilization and seasonal inventory increase
•Joenja® (leniolisib) revenue increased by 58% to US$23.8 million, compared to third quarter 2025, reflecting strong U.S. and international demand
•Tightened 2026 total revenue guidance to US$380 million - US$390 million from prior US$375 million - US$395 million
•Operating profit increased by 89% to US$29.9 million, compared to third quarter 2025
•Generated US$32.4 million in cash flow from operations in the quarter and US$24.7 million year to date, increasing cash position to US$190.9 million
•Strong progress on Joenja expansion including U.S. pediatric label and launches in Germany and Japan
•Announced positive Phase II topline data for leniolisib in genetic PIDs with immune dysregulation and Phase II topline data in broader CVID patient population expected in November 2026
•Pharming to host a conference call today at 13:30 CET (8:30 am EDT)

Leiden, the Netherlands, October 27, 2026: Pharming Group N.V. (Euronext Amsterdam: PHARM/Nasdaq: PHAR), a global biotechnology company focused on rare immune and genetic diseases, presents its preliminary (unaudited) financial report for the three months ended September 30, 2026.

Interim Co-Chief Executive Officer Kenneth Lynard commented: “This was a quarter of execution and delivery for Pharming. We set three near-term goals – stabilizing and returning RUCONEST to revenue growth, expanding Joenja (leniolisib)’s reach, and generating Phase II data for leniolisib beyond APDS. We made strong progress on all three in the third quarter, and momentum continues into the fourth quarter. RUCONEST quarterly revenue rose 14% year-over-year to $93.8 million, supported by stabilized U.S. demand with the strongest retention in the high-burden patient segment, and continued new patient and prescribers additions. Joenja revenue grew 58% to $23.8 million with launches in Germany and Japan, higher U.S. uptake, and approval in the U.S. of new doses for children aged 4 to 11 above 27 kg with shipments commencing after quarter end. That performance translated into 21% revenue growth exceeding market expectations, an 89% increase in operating profit, and strong operating cash flow, highlighting our flexibility to invest in our priorities while staying disciplined on capital allocation.

Interim Co-Chief Executive Officer Leverne Marsh added: We are particularly encouraged by the recent positive Phase II results for leniolisib in genetically identifiable primary immunodeficiencies, which support the role of the PI3Kδ pathway in driving immune dysregulation beyond APDS. We look forward to reporting additional data in CVID in November. Together, results from both trials will inform the path toward a potential registrational study in the broader and larger CVID population. If supported by the data, this could represent a significant opportunity for leniolisib, building on the commercial capabilities we have established with Joenja to reach more patients and realize our long-term growth ambition.”

Third quarter highlights

Commercialized assets
RUCONEST marketed for the treatment of acute HAE attacks
RUCONEST revenue in the third quarter of 2026 was US$93.8 million, a 14% increase compared to the third quarter of 2025 and a 30% increase compared to the second quarter of 2026. Revenue for the first nine months of 2026 was US$224.5 million, a 3% decrease compared to the same period in 2025.

RUCONEST revenue in the current quarter compared to the third quarter of 2025 reflects stabilization and continued recovery of U.S. market demand, early seasonal increase in channel inventory at a single U.S. specialty pharmacy customer following significant drawdowns earlier in the year, and the completion of the planned withdrawal from non-U.S. markets.

The overwhelming majority of RUCONEST patients remain on therapy with the active patient base over 90% of year ago levels, with strongest retention in the high-burden patient segment. We continued to add new patients and prescribers, highlighting RUCONEST’s durable market position in high-burden HAE.

Joenja (leniolisib) marketed for the treatment of APDS
Joenja revenue increased to US$23.8 million in the third quarter of 2026, a 58% increase compared to the third quarter of 2025. Revenue for the first nine months of 2026 was US$55.7 million, a 45% increase compared to the same period in 2025.

Year-over-year revenue growth in the current quarter was driven by continued strong growth in the number of U.S. patients on paid therapy, significantly increased international demand - including from launches in Germany and Japan during the quarter and continued penetration in the U.K. - with temporary benefit from ordering patterns in other international markets.

The U.S. market contributed 67% of third quarter revenue, while international contributed 33%.

As of September 30, 2026, 136 patients were on paid therapy in the U.S., representing a 17% increase from the 116 patients at the end of the third quarter of 2025 and an increase of 4 patients during the quarter. Shipments of newly approved Joenja doses for children aged 4 to 11 years in the U.S. commenced in October, following the end of the quarter.

As of September 30, 2026, 75 patients were on paid therapy in international markets - 30 in launch markets and 45 on paid access programs in other international markets.

APDS patient finding
As of September 30, 2026, we have identified 1,056 diagnosed activated PI3Kδ syndrome (APDS) patients of all ages globally, including 304 patients in the U.S. and 390 in core markets outside of the U.S.

Joenja (leniolisib) development
Leniolisib for APDS
As of September 30, 2026, there are 136 APDS patients in either a leniolisib Expanded Access Program (compassionate use) or an ongoing clinical study.

Pediatric label expansion
On September 11, 2026, we announced that the U.S. Food and Drug Administration (FDA) had approved our supplemental New Drug Application (sNDA) for 40 mg and 50 mg twice-daily dosing of Joenja as a treatment for children aged 4 to 11 years weighing at least 27 kg with APDS.

On July 30, 2026, we submitted a separate sNDA seeking approval of lower Joenja doses for pediatric APDS patients aged 4 to 11 years who weigh 13 kg to 27 kg. On September 28, 2026, we announced that the FDA had accepted this sNDA and granted the application Priority Review and assigned a Prescription Drug User Fee Act (PDUFA) target action date of January 30, 2027.

Japan
On August 13, 2026, we announced the commercial launch of Joenja (leniolisib) in Japan for adult and pediatric patients with APDS aged 4 years and older, following its inclusion on the Japan National Health Insurance (NHI) drug price list. With this launch, Japan became the first market where Joenja was commercially available for children aged 4 to 11.

Leniolisib for additional primary immunodeficiencies (PIDs)
Two Phase II clinical trials are evaluating leniolisib for additional primary immunodeficiencies (PIDs) with immune dysregulation, including genetically identifiable PIDs linked to altered PI3Kδ signaling and common variable immunodeficiency (CVID), which represent substantially larger patient populations than APDS. The PI3Kδ pathway is seen as a key driver of immune dysregulation in many PIDs, and we are working towards a single registrational Phase III trial in the broader CVID indication, incorporating patient populations from both studies.

On October 14, 2026, we presented positive topline data from our Phase II trial of leniolisib in genetically identifiable PIDs with immune dysregulation at the 22nd Biennial Meeting of the European Society for Immunodeficiencies (ESID). This is the first clinical data for leniolisib in broader PIDs beyond APDS, supporting the potential of targeted PI3Kδ inhibition to address immune dysregulation. The trial enrolled 13 participants, nine of whom also had a CVID diagnosis. All participants who completed the study elected to continue receiving treatment in a long-term extension study.

The presentation highlighted leniolisib’s favorable safety and tolerability profile, as well as clinical improvements across measures of immune dysregulation. Clinical results included improvements in lymphoproliferative disease, with mean 26.4% spleen volume reduction (SVR) including reductions in nearly all evaluable participants, and reductions in the size of index lesions. Positive trends in lung and liver disease markers were also particularly noteworthy. The safety observations were consistent with the known safety profile of leniolisib, with infections as the most common events observed in study subjects, and no new safety signals identified. Notably, all 12 participants who completed the study elected to enroll in the three-year extension study.

Pharming expects to report Phase II results for leniolisib in CVID patients with immune dysregulation, with or without an identified genetic cause, in November 2026.

The estimated prevalence rate is approximately 7.5 patients per million for genetically identifiable PIDs and approximately 39 patients per million for CVID with immune dysregulation, including overlap between the genetic PID and CVID populations, which are substantially larger than the approximately 1.5 patients per million for APDS.

Napazimone (KL1333) for mitochondrial DNA-driven primary mitochondrial disease
Napazimone (KL1333) is being evaluated in the pivotal FALCON clinical trial in adult patients with mtDNA-driven mitochondrial disease, and has the potential to become the first standard of care in this setting.

Over 50 clinical sites in the trial are actively recruiting, with significant expansion achieved in the U.S. We expect approximately 145 of the planned 180 subjects to be enrolled in FALCON by the end of 2026. We now expect enrollment to be completed in the first half of 2027. Topline results from the pivotal FALCON study are expected approximately one year after the completion of enrollment.

Organizational updates
On September 29, 2026, we announced that the Board of Directors and Fabrice Chouraqui had mutually agreed that Mr. Chouraqui would step down as Chief Executive Officer and Executive Director, with immediate effect. To ensure continuity of leadership, the Board of Directors appointed Mrs. Leverne Marsh, Chief Commercial Officer, and Mr. Kenneth Lynard, Chief Financial Officer, as Interim Co-CEOs.

Pharming’s strategy, pipeline and commitment to patients remain unchanged. Focus remains on executing the strategic priorities and advancing the next phase of growth.

Financial Summary

Consolidated Statement of Income	3Q 2026	3Q 2025	9M 2026	9M 2025
Amounts in US$m except per share data
Total Revenues	117.6	97.3	280.2	269.6
Cost of sales	(15.4)	(7.1)	(36.6)	(24.4)
Gross profit	102.2	90.2	243.7	245.2
Other income	2.3	0.1	4.1	2.3
Research and development	(29.6)	(23.4)	(87.4)	(68.2)
General and administrative	(15.6)	(17.0)	(45.7)	(59.9)
Marketing and sales	(29.5)	(34.1)	(88.3)	(99.7)
Other Operating Costs	(74.6)	(74.5)	(221.5)	(227.9)
Operating profit (loss)	29.9	15.8	26.3	19.6
Finance result (net) and share of result in associates	1.4	(3.1)	3.2	(11.6)
Profit (loss) before tax	31.2	12.7	29.5	8.0
Income tax credit (expense)	(8.8)	(5.2)	(10.7)	(10.8)
Profit (loss) for the period	22.4	7.5	18.9	(2.8)
Earnings per share
Basic, attributable to equity holders of the parent (US$)	0.032	0.011	0.027	(0.004)
Diluted, attributable to equity holders of the parent (US$)	0.030	0.010	0.025	(0.004)

Segment information - Revenues	3Q 2026	3Q 2025	9M 2026	9M 2025
Amounts in US$m
Revenue - RUCONEST (US)	94.0	81.1	224.2	227.4
Revenue - RUCONEST (EU and RoW)	(0.1)	1.1	0.3	3.9
Total Revenues - RUCONEST	93.8	82.2	224.5	231.2
Revenue - Joenja (US)	15.9	13.4	42.8	34.6
Revenue - Joenja (EU and RoW)	7.9	1.7	12.9	3.7
Total Revenues - Joenja	23.8	15.1	55.7	38.4

Total Revenues - US	109.8	94.5	267.0	262.0
Total Revenues - EU and RoW	7.7	2.7	13.2	7.6

Total Revenues	117.6	97.3	280.2	269.6

Consolidated Balance Sheet	September 30, 2026	December 31, 2025
Amounts in US$m
Cash and cash equivalents, restricted cash and marketable securities	190.9	181.1
Current assets	322.4	299.5
Total assets	496.6	500.0
Current liabilities	100.0	115.8
Shareholders' equity	291.2	277.1
Figures may not add up due to rounding.

Financial highlights
Third quarter 2026
For the third quarter of 2026, total revenues increased by US$20.3 million, or 21%, to US$117.6 million, compared to US$97.3 million in the third quarter of 2025. RUCONEST revenues amounted to US$93.8 million, a 14% increase compared to the third quarter of 2025. This increase in RUCONEST revenues was primarily driven by a volume increase in the U.S. Joenja revenues amounted to US$23.8 million in the third quarter of 2026, a 58% increase compared to the third quarter of 2025. This increase in Joenja revenues was primarily driven by an increase in volume.

Gross profit increased by US$12.0 million or 13%, to US$102.2 million, compared to US$90.2 million in the third quarter of 2025, mainly due to the increase in revenues and partially offset by manufacturing-related impairments of inventory (US$5.1 million).

The operating profit increased 89% and amounted to US$29.9 million compared to US$15.8 million in the third quarter of 2025. Excluding US$5.1 million in one-time manufacturing-related impairments of inventory, adjusted operating profit1 in the third quarter 2026 amounted to US$35.0 million. Excluding US$0.2 million of non-recurring Abliva acquisition-related expenses, adjusted operating profit in the third quarter 2025 amounted to US$16.0 million. The improved operating result was primarily driven by an increase in revenues and other income from government grants supporting research and development activities.

The finance result (net) and share of result in associates amounted to a gain of US$1.4 million compared to a loss of US$3.1 million in the third quarter of 2025. This improvement was mainly driven by favorable EUR/USD exchange rate movements, resulting in a foreign currency gain of US$2.6 million in 2026, compared to a loss of US$0.4 million in the third quarter of 2025.

The Company had a net profit of US$22.4 million, compared to a net profit of US$7.5 million in the third quarter of 2025. This increase was primarily driven by higher revenues and a favorable change in the net finance result.

Cash generated from operations amounted to US$32.4 million, broadly in line with US$32.0 million in the third quarter of 2025. Cash and cash equivalents, restricted cash and marketable securities increased by US$31.4 million from US$159.5 million at the end of the second quarter of 2026 to US$190.9 million at the end of the third quarter of 2026. This increase was primarily driven by net profit, partially offset by unfavorable working capital movements, including an increase in trade and other receivables.

Nine months 2026
Total revenues increased 4% during the first nine months of 2026 to US$280.2 million, compared to US$269.6 million during the first nine months of 2025. Total RUCONEST revenues were 3% lower at US$224.5 million, compared to revenues of US$231.2 million for the first nine months of 2025. The decrease in RUCONEST revenues was primarily driven by a decrease in volume. Joenja revenues amounted to US$55.7 million in the first nine months of 2026, a 45% increase compared to the first nine months of 2025. This increase in Joenja revenues was primarily driven by an increase in volume.
1 Adjusted Operating Profit is a non-IFRS measure used by management to assess underlying operating performance and provides additional insight into the Company's core operating profitability. It excludes certain non-core items.

Gross profit decreased by US$1.5 million, or 1%, to US$243.7 million, compared to US$245.2 million in the first nine months of 2025, mainly due to manufacturing-related impairments of inventory (US$10.0 million) partially offset by the increase in revenues.

The operating profit amounted to US$26.3 million compared to an operating profit of US$19.6 million in the first nine months of 2025. Excluding US$10.0 million in one-time manufacturing-related impairments of inventory and US$1.7 million in expenses associated with the closure of the production-support site in Évry, France, adjusted operating profit in the first nine months of 2026 amounted to US$38.0 million. Excluding US$10.1 million of non-recurring Abliva acquisition-related expenses, adjusted operating profit in the first nine months of 2025 amounted to US$29.7 million. The improved operating result was primarily driven by an increase in revenues and lower operating expenses, partially offset by manufacturing-related impairments of inventories in 2026.

The finance result (net) and share of result in associates amounted to a gain of US$3.2 million compared to a loss of US$11.6 million in the first nine months of 2025. This improvement was mainly driven by favorable EUR/USD exchange rate movements, resulting in a foreign currency gain of US$7.9 million in the first nine months of 2026, compared to a loss of US$5.0 million in the first nine months of 2025.

The Company had a net profit of US$18.9 million, compared to a net loss of US$2.8 million in the first nine months of 2025. This increase was primarily driven by higher revenues, lower operating expenses and a favorable change in the net finance result.

Cash generated from operations amounted to US$24.7 million, compared to US$44.0 million in the first nine months of 2025. Cash and cash equivalents, restricted cash and marketable securities increased by US$9.8 million from US$181.1 million at the end of 2025 to US$190.9 million at the end of the third quarter of 2026. This increase was primarily driven by net profit, partially offset by US$12.3 million settlement of the lease liability following the early termination of the DSP facility lease at Pivot Park in Oss, the Netherlands, in the first quarter of 2026.

Outlook/Summary
For 2026, the Company anticipates:

•Total revenues between US$380.0 million and US$390.0 million (1% to 4% growth).
•Total operating expenses between US$310.0 million and US$315.0 million (0% to 1% growth), including approximately US$35 million incremental R&D investment to advance the pipeline and US$9 million structural G&A cost reductions based on the plan announced in October 2025.
•RUCONEST revenue stabilization and return to growth during second half of 2026, and significant and accelerating annual Joenja U.S. and ex-U.S. growth.
•Commercial launches for leniolisib for APDS patients 12 years of age or older and for pediatrics in key global markets.
•Top-line data readouts for the two ongoing leniolisib Phase II clinical trials in PIDs with immune dysregulation, including CVID, to expand the asset’s addressable patient population.

•Continued progress in enrollment of the pivotal FALCON clinical study for napazimone (KL1333) in mitochondrial DNA-driven primary mitochondrial diseases, with completion of enrollment by the first half of 2027.
•Enhancing capital efficiency to drive growth and build a leading global rare disease company.
•Continued focus on potential acquisitions and in-licensing of clinical stage opportunities in rare diseases. Financing, if required, would come via a combination of our strong balance sheet and access to capital markets.

No further specific financial guidance for 2026 is provided.

Trademarks
Joenja® and RUCONEST® are registered trademarks owned by or licensed to Pharming Group N.V. or its affiliates.

Additional information
Presentation
The conference call presentation is available on the Pharming.com website from 07:30 CET today.

Conference Call
The conference call will begin at 13:30 CET/08:30 EDT on Tuesday, October 27. A transcript will be made available on the Pharming.com website in the days following the call.

Please note, the Company will only take questions from dial-in attendees.

Webcast Link:
https://edge.media-server.com/mmc/p/nnjperkk

Conference call dial-in details:
https://register-conf.media-server.com/register/BI6feabfc862ab4ba1bc7e6386d00414a3

Additional information on how to register for the conference call/webcast can be found on the Pharming.com website.

For further public information, contact:
Pharming
Michael Levitan, VP Investor Relations & Capital Markets
T: +1 (908) 705 1696
E: investor@pharming.com

Saskia Mehring, Head of Corporate Communications
T: +31 6 28 32 60 41
E: media.relations@pharming.com

Media Relations
Julia Deutsch (Lyra Strategic Advisory on behalf of Pharming)
E: JDeutsch@lyraadvisory.com

Netherlands: Leon Melens (LifeSpring Life Sciences Communication on behalf of Pharming)
T: +31 6 53 81 64 27

About Pharming Group N.V.
Pharming Group N.V. (Euronext Amsterdam: PHARM/Nasdaq: PHAR) is a global biotechnology company that develops and commercializes innovative medicines for people living with rare immune and genetic diseases.

We combine specialized scientific, medical, regulatory and commercial expertise to advance a focused portfolio of approved medicines and development programs that address significant unmet medical needs. Guided by insights from patients and the wider rare disease community, we are dedicated to delivering innovative therapies for some of the most challenging rare diseases.

Pharming is headquartered in Leiden, the Netherlands, with operations in the United States and Europe.

For more information, visit www.pharming.com and find us on LinkedIn.

Auditor’s involvement
The Condensed Consolidated Interim Financial Statements have not been audited by the Company’s statutory auditor.

Forward-looking Statements
This press release may contain forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance, or events to differ materially from those expressed or implied in these statements. These forward-looking statements are identified by their use of terms and phrases such as “aim”, “ambition”, “anticipate”, “believe”, “could”, “estimate”, “expect”, “goals”, “intend”, “may”, “milestones”, “objectives”, “outlook”, “plan”, “probably”, “project”, “risks”, “schedule”, “see”, “should”, “target”, “will” and similar terms and phrases. Examples of forward-looking statements may include statements with respect to timing and progress of Pharming's preclinical studies and clinical trials of its product candidates, Pharming's clinical and commercial prospects, and Pharming's expectations regarding its projected working capital requirements and cash resources, which statements are subject to a number of risks, uncertainties and assumptions, including, but not limited to the scope, progress and expansion of Pharming's clinical trials and ramifications for the cost thereof; and clinical, scientific, regulatory, commercial, competitive and technical developments. In light of these risks and uncertainties, and other risks and uncertainties that are described in Pharming's 2025 Annual Report and the Annual Report on Form 20-F for the year ended December 31, 2025, filed with the U.S. Securities and Exchange Commission, the events and circumstances discussed in such forward-looking statements may not occur, and Pharming's actual results could differ materially and adversely from those anticipated or implied thereby. All forward-looking statements contained in this press release are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Any forward-looking statements speak only as of the date of this press release and are based on information available to Pharming as of the date of this release. Pharming does not undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information.

Inside Information
This press release relates to the disclosure of information that qualifies, or may have qualified, as inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation.

Pharming Group N.V.
Condensed Consolidated Interim Financial Statements in US Dollars (unaudited)
For the period ended September 30, 2026
•Condensed consolidated interim statement of income
•Condensed consolidated interim statement of comprehensive income
•Condensed consolidated interim balance sheet
•Condensed consolidated interim statement of changes in equity
~~•~~Condensed consolidated interim statement of cash flows

CONDENSED CONSOLIDATED INTERIM STATEMENT OF INCOME
For the period ended September 30

Amounts in US$ ‘000	9M 2026	9M 2025
Revenues	280,217	269,602
Costs of sales	(36,553)	(24,366)
Gross profit	243,664	245,236
Other income	4,097	2,303
Research and development	(87,389)	(68,221)
General and administrative	(45,738)	(59,945)
Marketing and sales	(88,345)	(99,746)
Other Operating Costs	(221,472)	(227,911)
Operating profit (loss)	26,289	19,628
Fair value gain (loss) on revaluation	—	—
Other finance income	11,152	1,748
Other finance expenses	(8,144)	(13,048)
Finance result, net	3,008	(11,300)
Share of net profits (loss) in associates using the equity method	233	(279)
Profit (loss) before tax	29,530	8,049
Income tax credit (expense)	(10,677)	(10,838)
Profit (loss) for the period	18,853	(2,790)
Attributable to:
Equity holders of the parent	18,853	(2,477)
Non-controlling interests	—	(313)

Earnings per share
Basic, attributable to equity holders of the parent (US$)	0.027	(0.004)
Diluted, attributable to equity holders of the parent (US$)	0.025	(0.004)

CONDENSED CONSOLIDATED INTERIM STATEMENT OF COMPREHENSIVE INCOME
For the period ended September 30

Amounts in US$ ‘000	9M 2026	9M 2025
Profit (loss) for the period	18,853	(2,790)
Currency translation differences	(11,258)	26,092
Items that may be subsequently reclassified to profit or loss	(11,258)	26,092
Fair value remeasurement investments	—	—
Items that shall not be subsequently reclassified to profit or loss	—	—
Other comprehensive income (loss), net of tax	(11,258)	26,092
Total comprehensive income (loss) for the period	7,595	23,303
Attributable to:
Equity holders of the parent	7,595	23,616
Non-controlling interests	—	(313)

CONDENSED CONSOLIDATED INTERIM BALANCE SHEET

Amounts in US$ ‘000	September 30, 2026	December 31, 2025
Non-current assets
Intangible assets	125,667	135,538
Property, plant and equipment	6,165	7,233
Right-of-use assets	13,335	16,738
Long-term prepayments	91	94
Deferred tax assets	19,051	31,017
Investment accounted for using the equity method	2,109	1,944
Investment in debt instruments designated as at FVTPL	6,485	6,703
Restricted cash	1,355	1,227
Total non-current assets	174,258	200,495
Current assets
Inventories	57,988	64,902
Trade and other receivables	74,831	54,704
Restricted cash	—	761
Marketable securities	—	33,796
Cash and cash equivalents	189,560	145,305
Total current assets	322,379	299,469
Total assets	496,637	499,963
Equity
Share capital	8,086	8,009
Share premium	520,912	513,257
Other reserves	17,518	28,819
Accumulated deficit	(255,277)	(272,983)
Shareholders’ equity	291,239	277,102
Non-current liabilities
Convertible bonds	94,344	92,719
Lease liabilities	11,102	14,351
Total non-current liabilities	105,446	107,070
Current liabilities
Convertible bonds	5,584	5,336
Provisions	816	1,187
Trade and other payables	90,069	105,899
Lease liabilities	3,483	3,369
Total current liabilities	99,952	115,791
Total equity and liabilities	496,637	499,963

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY
For the period ended September 30
Attributable to owners of the parent

Amounts in US$ ‘000	Share capital	Share premium	Other reserves	Accumulated deficit	Total	Non-controlling interests	Total equity
Balance at January 1, 2025	7,769	488,990	(209)	(275,489)	221,061	—	221,061
Profit (loss) for the period	—	—	—	(2,477)	(2,477)	(313)	(2,790)
Reserves	—	—	—	—	—	—	—
Other comprehensive income (loss) for the period	—	—	26,092	—	26,092	—	26,092
Total comprehensive income (loss) for the period	—	—	26,092	(2,477)	23,616	(313)	23,303
Other reserves	—	—	(32)	32	—	—	—
Income tax benefit from excess tax deductions related to share-based payments	—	—	—	807	807	—	807
Share-based compensation	—	—	—	9,256	9,256	—	9,256
Options exercised / LTIP shares issued	184	18,727	—	(8,320)	10,592	—	10,592
Acquisition of a subsidiary	—	—	—	—	—	7,741	7,741
Acquisition of non-controlling interests	—	—	—	(687)	(687)	(7,428)	(8,115)
Total transactions with owners, recognized directly in equity	184	18,727	(32)	1,087	19,967	313	20,280
Balance at September 30, 2025	7,953	507,717	25,852	(276,878)	264,644	—	264,644

Balance at January 1, 2026	8,009	513,257	28,819	(272,983)	277,102	—	277,102
Profit (loss) for the period	—	—	—	18,853	18,853	—	18,853
Reserves	—	—	—	—	—	—	—
Other comprehensive income (loss) for the period	—	—	(11,258)	—	(11,258)	—	(11,258)
Total comprehensive income (loss) for the period	—	—	(11,258)	18,853	7,595	—	7,595
Other reserves	—	—	(43)	34	(9)	—	(9)
Income tax benefit from excess tax deductions related to share-based payments	—	—	—	(629)	(629)	—	(629)
Share-based compensation	—	—	—	8,353	8,353	—	8,353
Options exercised / LTIP shares issued	77	7,655	—	(8,905)	(1,173)	—	(1,173)
Total transactions with owners, recognized directly in equity	77	7,655	(43)	(1,147)	6,542	—	6,542
Balance at September 30, 2026	8,086	520,912	17,518	(255,277)	291,239	—	291,239

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS
For the period ended September 30

Amounts in $’000	9M 2026	9M 2025
Profit (loss) before tax	29,530	8,049
Adjustments to reconcile net profit (loss) to net cash used in operating activities:
Depreciation, amortization, impairment of non-current assets	8,745	8,010
Equity settled share based payments	8,353	9,256
Loss (gain) on disposal of leases	(2)	(9)
Impairments of inventories¹	11,777	2,183
Other finance income	(11,152)	(1,748)
Other finance expenses	8,088	12,837
Share of net result in associates using the equity method	(233)	279
Operating cash flows before changes in working capital	55,106	38,857
Changes in working capital:
Inventories¹	(5,372)	(5,686)
Provisions	(371)	—
Trade and other receivables	(14,801)	11,453
Payables and other current liabilities	(4,797)	4,138
Restricted cash	569	(1,018)
Total changes in working capital	(24,772)	8,887

Interest received	2,991	1,723
Income taxes received (paid)	(8,660)	(5,466)
Net cash flows generated from (used in) operating activities	24,665	44,001

Capital expenditure for property, plant and equipment	(601)	(480)
Investment intangible assets	—	(6)
Investment in associates using the equity method	—	(731)
Purchases of marketable securities	(102,646)	—
Proceeds from sale of marketable securities	18,124	84,990
Acquisition of a subsidiary, net of cash acquired	—	(57,476)
Net cash flows generated from (used in) investing activities	(85,123)	26,297

Payment of lease liabilities	(14,803)	(2,877)
Interests on lease liabilities	(349)	(848)
Interests on convertible bonds	(2,614)	(2,506)
Settlement of share based compensation awards	5,703	14,564
Acquisition of non-controlling interests	—	(7,876)
Net cash flows generated from (used in) financing activities	(12,063)	457

Increase (decrease) of cash	(72,521)	70,755
Exchange rate effects	(1,020)	6,672
Effect of reclassification of money market funds to cash and cash equivalents[2]	117,796	—
Cash and cash equivalents at the beginning of the period	145,305	54,944

Total cash and cash equivalents at September 30	189,560	132,370
1 Comparative presentation updated for consistency.
2 Money market funds are classified as cash equivalents from April 1, 2026